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April 11, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sanchez Computer Associates, Inc.
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Dear Madam/Sir:

On behalf of Sanchez Computer Associates, Inc. (the "Company"), we hereby request the withdrawal of the Company's registration under Section 12(b) of the Securities Exchange Act of 1934 (File #1-12439). The Company is currently registered under Section 12(b) and Section 12(g) of the Act, and should be registered under Section 12(g) only. The Company is not listed on a national exchange.

If you have any questions or comments, please do not hesitate to telephone me at
(215) 963-5666.

Very truly yours,

Benjamin A. Silbert

cc: N. Jeffrey Klauder, Esq.
    John Parker, Esq.